Regulatory Announcement

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Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	17:03 11-Oct-06
Number	PRNUK-1110

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 11 October 2006 it purchased 600,000 of its ordinary shares at a price of 288.46p per share from UBS Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 32,941,850 of its ordinary shares in Treasury and has a total of 707,739,875 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

11 October 2006

END

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